SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 6)

CVSL Inc.

(Name of Issuer)

Common Stock, $0.0001 per share

(Title of Class of Securities)

12665T 10 7

(CUSIP Number)

Douglas D. Haloftis, Gardere Wynne Sewell LLP,

1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-4670

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12665T 10 7

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Rochon Capital Partners, Ltd. 26-0355365

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 277,586,034 (1)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 277,586,034 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 284,336,034 (2)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 58.3% (3)

(14)	Type of Reporting Person PN

(1) Rochon Capital Partners, Ltd. owns all of these shares directly.  John Rochon Management, Inc. is the sole general partner of Rochon Capital Partners, Ltd., and John P. Rochon is the sole owner and the President of John Rochon Management, Inc.  Therefore, John Rochon Management, Inc. and John P. Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, these shares.

(2) Of the reported shares, 750,000 of such shares are owned directly by John Rochon Management, Inc., 3,000,000 of such shares are owned directly by Kelly L. Kittrell and 3,000,000 of such shares are owned directly by Russell Mack, all of whom, together with Rochon Capital Partners, Ltd. and John P. Rochon, may be deemed members of the group described in this statement.  In addition, as described in Item 3 and Item 5 of this statement, Rochon Capital Partners, Ltd. has the contractual right to receive direct ownership of additional shares of Common Stock (as defined below) at the Second Tranche Closing (as defined below), subject to certain conditions and a required notice.

(3) Percentage calculated based on 487,712,326 shares of Common Stock outstanding as of May 13, 2013, as reported in the Issuer’s (as defined below) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013.

CUSIP No. 12665T 10 7

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John Rochon Management, Inc. 20-2083449

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 278,336,034 (1)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 278,336,034 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 284,336,034 (2)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 58.3% (3)

(14)	Type of Reporting Person CO

(1) Except for 750,000 shares that are held directly by John Rochon Management, Inc., Rochon Capital Partners, Ltd. owns all of these shares directly.  John Rochon Management, Inc. is the sole general partner of Rochon Capital Partners, Ltd., and John P. Rochon is the sole owner and the President of John Rochon Management, Inc.  Therefore, John Rochon Management, Inc. and John P. Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, these shares.

(2) Of the reported shares, 750,000 of such shares are owned directly by John Rochon Management, Inc., 3,000,000 of such shares are owned directly by Kelly L. Kittrell and 3,000,000 of such shares are owned directly by Russell Mack, all of whom, together with Rochon Capital Partners, Ltd. and John P. Rochon, may be deemed members of the group described in this statement.  In addition, as described in Item 3 and Item 5 of this statement, Rochon Capital Partners, Ltd. has the contractual right to receive direct ownership of additional shares of Common Stock (as defined below) at the Second Tranche Closing (as defined below), subject to certain conditions and a required notice.

(3) Percentage calculated based on 487,712,326 shares of Common Stock outstanding as of May 13, 2013, as reported in the Issuer’s (as defined below) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013.

CUSIP No. 12665T 10 7

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John P. Rochon

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 278,336,034 (1)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 278,336,034 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 284,336,034 (2)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 58.3% (3)

(14)	Type of Reporting Person IN

(1) Except for 750,000 shares that are owned directly by John Rochon Management, Inc., Rochon Capital Partners, Ltd. owns all of these shares directly.  John Rochon Management, Inc. is the sole general partner of Rochon Capital Partners, Ltd., and John P. Rochon is the sole owner and the President of John Rochon Management, Inc.  Therefore, John Rochon Management, Inc. and John P. Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, such shares.

(2) Of the reported shares, 750,000 of such shares are owned directly by John Rochon Management, Inc., 3,000,000 of such shares are owned directly by Kelly L. Kittrell and 3,000,000 of such shares are owned directly by Russell Mack, all of whom, together with Rochon Capital Partners, Ltd. and John P. Rochon, may be deemed members of the group described in this statement.  In addition, as described in Item 3 and Item 5 of this statement, Rochon Capital Partners, Ltd. has the contractual right to receive direct ownership of additional shares of Common Stock (as defined below) at the Second Tranche Closing (as defined below), subject to certain conditions and a required notice.

(3) Percentage calculated based on 487,712,326 shares of Common Stock outstanding as of May 13, 2013, as reported in the Issuer’s (as defined below) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013.

CUSIP No. 12665T 10 7

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Kelly L. Kittrell

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,000,000

	(8)	Shared Voting Power -0-

	(9)	Sole Dispositive Power 3,000,000

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 284,336,034 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 58.3% (2)

(14)	Type of Reporting Person IN

(1) As described in Item 3 and Item 5 of this statement, because of his actions in concert with the Rochon Reporting Persons (as defined below) and Russell Mack to complete all of the Transactions (as defined below), Kelly L. Kittrell may be deemed to have beneficial ownership of the 277,586,034 shares of Common Stock (as defined below) that are directly owned by Rochon Capital Partners, Ltd., the 750,000 shares of Common Stock that are owned by John Rochon Management, Inc. and the 3,000,000 shares of Common Stock that are owned directly by Russell Mack.  Further, because of the right of Rochon Capital Partners, Ltd. to receive additional shares of the Common Stock at the Second Tranche Closing (as defined below), Kelly L. Kittrell may be deemed to have beneficial ownership of those additional shares of Common Stock upon any Second Tranche Closing.

(2) Percentage calculated based on 487,712,326 shares of Common Stock outstanding as of May 13, 2013, as reported in the Issuer’s (as defined below) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013.

CUSIP No. 12665T 10 7

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Russell Mack

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,000,000

	(8)	Shared Voting Power -0-

	(9)	Sole Dispositive Power 3,000,000

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 284,336,034 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 58.3% (2)

(14)	Type of Reporting Person IN

(1) As described in Item 3 and Item 5 of this statement, because of his actions in concert with the Rochon Reporting Persons and Kelly L. Kittrell to complete all of the Transactions (as defined below), Russell Mack may be deemed to have beneficial ownership of the 277,586,034 shares of Common Stock (as defined below) that are owned directly by Rochon Capital Partners, Ltd., the 750,000 shares of Common Stock that are owned by John Rochon Management, Inc. and the 3,000,000 shares of Common Stock that are directly owned by Kelly L. Kittrell.  Further, because of the right of Rochon Capital Partners, Ltd. to receive additional shares of the Common Stock at the Second Tranche Closing (as defined below), Russell Mack may be deemed to have beneficial ownership of those additional shares of Common Stock upon any Second Tranche Closing.

(2) Percentage calculated based on 487,712,326 shares of Common Stock outstanding as of May 13, 2013, as reported in the Issuer’s (as defined below) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013.

This Amendment No. 6 to Schedule 13D (this “Amendment”) relating to shares of common stock, par value of $0.0001 per share (“Common Stock”), of CVSL Inc. is filed with the Securities and Exchange Commission (the “Commission”) by Rochon Capital Partners, Ltd., a Texas limited partnership (“Rochon Capital”), John Rochon Management, Inc., a Texas corporation (“Rochon Management”), John P. Rochon (“Rochon” and, together with Rochon Capital and Rochon Management, the “Rochon Reporting Persons”), Kelly L. Kittrell (“Kittrell”) and Russell Mack (“Mack” and, together with the Rochon Reporting Persons and Kittrell, the “Reporting Persons”).  The Rochon Reporting Persons filed an original Schedule 13D (the “Original Schedule 13D”) relating to shares of Common Stock with the Commission on October 9, 2012, and the Original Schedule 13D has been amended by the Reporting Persons as follows (as amended through Amendment No. 5 described below, the “Existing Schedule 13D”):

Amendment No.	Date	Amendment Type

Amendment No. 1	October 9, 2012	Amendment and restatement of the Original Schedule 13D in its entirety
Amendment No. 2	December 14, 2012	Amendment and restatement of Amendment No. 1 in its entirety
Amendment No. 3	January 10, 2013	Amendment and restatement of Amendment No. 2 in its entirety
Amendment No. 4	February 19, 2013	Amendment and restatement of Amendment No. 3 in its entirety
Amendment No. 5	April 19, 2013	Amendment of certain Items of Amendment No. 4 only

This Amendment is being filed by the Reporting Persons with the Commission to report Rochon Capital’s contribution to CVSL Inc. (for cancelation) of 32,500,000 shares of Common Stock on June 18, 2013 for no consideration.

Item 1.	Security and Issuer.

Item 1 of the Existing Schedule 13D is amended and restated in its entirety as follows:

This statement relates to shares of common stock, par value of $0.0001 per share (“Common Stock”), of CVSL Inc., a Florida corporation formerly known as “Computer Vision Systems Laboratories, Corp.” (the “Issuer”).  The address of the principal executive offices of the Issuer is 2400 North Dallas Parkway, Suite 230, Plano, Texas 75093.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Existing Schedule 13D is amended as follows:

The following paragraph is hereby added immediately following the fifth full paragraph of Item 3 of the Existing Schedule 13D:

Rochon Capital contributed to the Issuer 32,500,000 shares of Common Stock, for no consideration, pursuant to an Equity Contribution Agreement, dated effective June 18, 2013, between Rochon Capital and the Issuer.  Upon completion of such contribution, the Issuer immediately canceled such shares of Common Stock.

The following sentence is hereby added to the end, as the last sentence, of the sixth full paragraph (identified by not taking into consideration the immediately preceding amendment) of Item 3 of the Existing Schedule 13D:

The Charter Amendment became effective on May 30, 2013.

The following sentence is hereby added to the end, as the last sentence, of the second to last full paragraph of Item 3 of the Existing Schedule 13D:

Rochon Capital currently intends to contribute to the Issuer (for cancelation by the Issuer) shares of Common Stock owned by Rochon Capital, in a number or amount then determined by Rochon Capital, in connection with Issuer Acquisition Transactions that are financed, wholly or partially, by the Issuer’s issuance of shares of Common Stock to third-parties in an effort to lessen the impact of, or eliminate, dilution that would occur as a result of such issuance of shares by the Issuer.

Item 5.	Interest in Securities of the Issuer.

Each of sub-items (a) and (b) of Item 5 of the Existing Schedule 13D is amended and restated in its entirety as follows:

(a)                            There were 487,712,326 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed with the Commission on May 15, 2013.  As reported previously by the Issuer, there were 487,712,326 shares of Common Stock outstanding as of and immediately following the First Tranche Closing.

Rochon Capital directly owns 277,586,034 shares of Common Stock, representing 56.9% of the current 487,712,326 shares of outstanding Common Stock.  Upon the delivery of the Second Tranche Closing Notice and the issuance and delivery to Rochon Capital of the additional 504,813,514 shares of Common Stock at any Second Tranche Closing, Rochon Capital will have direct ownership of a total of 782,399,548 shares of Common Stock, representing 78.8% of the Common Stock to be outstanding as of any Second Tranche Closing.  Additionally, if the group described below is deemed to exist, Rochon Capital may be deemed beneficially to own the 750,000 shares that are owned directly by Rochon Management as a result of the Distribution and the 6,000,000 shares of Common Stock that Rochon Capital transferred to, and that are held by, Kittrell and Mack.  As a result, Rochon Capital may be deemed beneficially to own an aggregate 284,336,034 shares of Common Stock, or 58.3% of the current 487,712,326 shares of outstanding Common Stock and, upon any Second Tranche Closing, may be deemed beneficially to own an aggregate 789,149,548 shares of Common Stock, representing 79.5% of the Common Stock to be outstanding as of any Second Tranche Closing.  Rochon Capital disclaims beneficial ownership, however, of any of the shares of Common Stock that Rochon Capital transferred to, and that are directly held by, Rochon Management, Kittrell and Mack.

Rochon Management directly owns 750,000 shares of Common Stock, representing less than 1% of the current 487,712,326 shares of outstanding Common Stock.  Rochon Management, as the sole general partner of Rochon Capital, may be deemed beneficially to own 278,336,034 shares of Common Stock, representing 57.1% of the current 487,712,326 shares of outstanding Common Stock.  Upon the delivery of the Second Tranche Closing Notice and the issuance and delivery to Rochon Capital of the additional 504,813,514 shares of Common Stock at any Second Tranche Closing, Rochon Management, individually and as the sole general partner of Rochon Capital, may be deemed beneficially to own a total of 783,149,548 shares of Common Stock, representing 78.9% of the Common Stock to be outstanding as of any Second Tranche Closing.  Additionally, if the group described below is deemed to exist, Rochon Management may be deemed beneficially to own the 6,000,000 shares of Common Stock that Rochon Capital transferred to, and that are held by, Kittrell and Mack.  As a result, Rochon Management may be deemed beneficially to own an aggregate 284,336,034 shares of Common Stock, or 58.3% of the current 487,712,326 shares of outstanding Common Stock and, upon any Second Tranche Closing, may be deemed beneficially to own an aggregate 789,149,548 shares of Common Stock, representing 79.5% of the Common Stock to be outstanding as of any Second Tranche Closing.  Rochon Management disclaims beneficial ownership, however, of any of the 6,000,000 shares of Common Stock that Rochon Capital transferred to, and that are directly held by, Kittrell and Mack.

Because of his direct or indirect ownership interest in, or control of, Rochon Capital and Rochon Management, Rochon may be deemed beneficially to own 278,336,034 shares of Common Stock, representing 57.1% of the current 487,712,326 shares of outstanding Common Stock.  Upon the delivery of the Second Tranche Closing Notice and the issuance and delivery to Rochon Capital of the additional 504,813,514 shares of Common Stock at any Second Tranche Closing, Rochon, because of his direct or indirect ownership interest in, or control of, Rochon Capital and Rochon Management, may be deemed beneficially to own a total of 783,149,548 shares of Common Stock, representing 78.9% of the Common Stock to be outstanding as of any Second Tranche Closing.  Additionally, if the group described below is deemed to exist, Rochon may be deemed beneficially to own the 6,000,000 shares of Common Stock that Rochon Capital transferred to, and that are held by, Kittrell and Mack.  As a result, Rochon may be deemed beneficially to own an aggregate 284,336,034 shares of Common Stock, or 58.3% of the current 487,712,326 shares of outstanding Common Stock and, upon any Second Tranche Closing, may be deemed beneficially to own an aggregate 789,149,548 shares of Common Stock, representing 79.5% of the Common Stock to be outstanding as of the Second Tranche Closing.  Rochon disclaims beneficial ownership, however, of any of the 6,000,000 shares of Common Stock that Rochon Capital transferred to, and that are directly held by, Kittrell and Mack.

Each of Kittrell and Mack directly owns 3,000,000 shares of Common Stock, representing less than 1% of the current 487,712,326 shares of outstanding Common Stock.  Neither Kitrrell nor Mack has any right to receive any additional shares from Rochon Capital at, or as the result of, the Second Tranche Closing.

The Reporting Persons may be deemed a group because of their actions in concert to complete the Transactions, so that Rochon Capital will have the full ownership of shares of Common Stock and corresponding control over the Issuer provided for by the Share Exchange Agreement, through any Second Tranche Closing.  Accordingly, because of his actions in concert with the other Reporting Persons to complete all of the Transactions, each of Kittrell and Mack may be deemed beneficially to own an aggregate 284,336,034 shares of Common Stock, representing 58.3% of the current 487,712,326 shares of outstanding Common Stock.  Upon the delivery of the Second Tranche Closing Notice and the issuance and delivery to Rochon Capital of the additional 504,813,514 shares of Common Stock at any Second Tranche Closing, each of Kittrell and Mack, because of his actions in concert with the other Reporting Persons to complete all of the Transactions, may be deemed beneficially to own an aggregate 789,149,548 shares of Common Stock, representing 79.5% of the Common Stock to be outstanding as of the Second Tranche Closing.  The 3,000,000 shares of Common Stock owned of record by each of Kittrell and Mack would represent less than 1% of the Common Stock to be outstanding as of the Second Tranche Closing.

Nevertheless, each of Kittrell and Mack disclaims beneficial ownership of all shares of Common Stock now owned, or to be owned as of the Second Tranche Closing, directly by Rochon Capital and Rochon Management.

There is no agreement or understanding between the Rochon Reporting Persons and Kittrell, between the Rochon Reporting Persons and Mack, or between Kittrell and Mack, regarding the voting or any disposition of the shares of Common Stock owned separately by the Rochon Reporting Persons, Kittrell and Mack, or regarding any acquisition of any additional shares of Common Stock.  Each of the Reporting Persons will make its or his own decisions regarding the voting or any disposition of the shares of Common Stock that it or he owns separately, and regarding any acquisition of additional shares of Common Stock, without consultation with, or concurrence of, any of the other Reporting Persons.

(b)                                 Rochon Capital possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 277,586,034 shares of Common Stock, representing 56.9% of the current 487,712,326 shares of outstanding Common Stock.  Upon the delivery of the Second Tranche Closing Notice and the issuance and delivery to Rochon Capital of the additional 504,813,514 shares of Common Stock at any Second Tranche Closing, Rochon Capital will possess such voting and dispositive power over a total of 782,399,548 shares of Common Stock, representing 78.8% of the Common Stock to be outstanding as of any Second Tranche Closing.

Rochon Management possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 750,000 shares of Common Stock, representing less than 1% of the current 487,712,326 shares of outstanding Common Stock.  In addition, as the general partner of Rochon Capital, Rochon Management may be deemed to possess the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 277,586,034 shares of Common Stock, representing 56.9% of the current 487,712,326 shares of outstanding Common Stock.  Upon the delivery of the Second Tranche Closing Notice and the issuance and delivery to Rochon Capital of the additional 504,813,514 shares of Common Stock at any Second Tranche Closing, Rochon Management, individually and as the general partner of Rochon Capital, may be deemed to possess such voting and dispositive power over a total of 783,149,548 shares of Common Stock, representing 78.9% of the Common Stock to be outstanding as of any Second Tranche Closing.

Because of his direct or indirect ownership interest in, or control of, Rochon Capital and Rochon Management, Rochon may be deemed to possess the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 278,336,034 shares of Common Stock, representing 57.1% of the current 487,712,326 shares of outstanding Common Stock.  Upon the delivery of the Second Tranche Closing Notice and the issuance and delivery to Rochon Capital of the additional 504,813,514 shares of Common Stock at any Second Tranche Closing, Rochon, because of his direct or indirect ownership interest in, or control of, Rochon Capital and Rochon Management, may be deemed to possess such voting and dispositive power over a total of 783,149,548 shares of Common Stock, representing 78.9% of the Common Stock to be outstanding as of the Second Tranche Closing.

Each of Kittrell and Mack possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 3,000,000 shares of Common Stock, representing less than 1% of the current 487,712,326 shares of outstanding Common Stock.

Although the Reporting Persons may be deemed a group because of their actions in concert to complete the Transactions, there is no agreement or understanding between the Rochon Reporting Persons and Kittrell, between the Rochon Reporting Persons and Mack, or between Kittrell and Mack, regarding the power to vote or direct the voting of, or the power to dispose or direct the disposition of, the shares of Common Stock owned separately by the Rochon Reporting Persons, Kittrell and Mack, or regarding any acquisition of any additional shares of Common Stock.  Each of the Reporting Persons will make its or his own decisions regarding the voting or any disposition of the shares of Common Stock that it or he owns separately, and regarding any acquisition of additional shares of Common Stock, without consultation with, or concurrence of, any of the other Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following paragraph is hereby added after the last paragraph of Item 6 of the Existing Schedule 13D:

Pursuant to a Voting Agreement, dated March 18, 2013, among the The Tamala L. Longaberger Revocable Trust (the “Trust”), Rochon Capital, and the Issuer, and an irrevocable proxy executed by the Trust as of the same date, the Trust granted Rochon Capital the right to vote, until March 18, 2018, the 32,500,000 shares of Common Stock acquired by the Trust upon the conversion (the “Conversion”) of a Convertible Subordinated Unsecured Promissory Note, dated March 15, 2013, in the original principal amount of $6,500,000, issued by the Issuer to the Trust.  The Conversion occurred on June 14, 2013.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Existing Schedule 13D is amended by adding the following Exhibits:

Exhibit 10                                        Equity Contribution Agreement, dated as of June 18, 2013, between Rochon Capital Partners, Ltd., a Texas limited partnership, and CVSL Inc., a Florida corporation.

Exhibit 11                                        Voting Agreement, dated March 18, 2013, by and among The Tamala L. Longaberger Revocable Trust, Rochon Capital Partners, Ltd., a Texas limited partnership, and CVSL Inc., a Florida corporation.

Exhibit 12                                        Irrevocable Proxy, dated March 18, 2013, executed by The Tamala L. Longaberger Revocable Trust in favor of Rochon Capital Partners, Ltd., a Texas limited partnership.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2013	ROCHON CAPITAL PARTNERS, LTD.

	By:	John Rochon Management, Inc., its sole general partner

		By:	/s/ John P. Rochon
John P. Rochon, President

Date: June 27, 2013	JOHN ROCHON MANAGEMENT, INC.

	By:	/s/ John P. Rochon
John P. Rochon, President

Date: June 27, 2013	/s/ John P. Rochon
John P. Rochon

Date: June 27, 2013	/s/ Kelly L. Kittrell
Kelly L. Kittrell

Date: June 27, 2013	/s/ Russell Mack
Russell Mack